UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For August 4, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [_]          Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes  [_]           No     [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PRECISION DRILLING CORPORATION



                                         Per: /s/ Jan M. Campbell
                                              ------------------------
                                              Jan M. Campbell
                                              Corporate Secretary



Date:  August 4, 2004

Calgary, Alberta, Canada - July 29, 2004


                         PRECISION DRILLING CORPORATION
                   ANNOUNCES IMPROVED SECOND QUARTER EARNINGS


Precision Drilling Corporation ("Precision" or the "Corporation") today announces improved results for the quarter ended June 30, 2004 compared to the same quarter in 2003. Diluted earnings per share from continuing operations were $0.29 compared to $0.16 in 2003. Diluted net earnings per share were $0.28 in the second quarter of 2004 compared to $0.16 in 2003. Earnings from continuing operations and net earnings were both increased in the second quarter of 2004 by a $4.4 million ($0.05 per share) foreign exchange gain on temporary bank borrowings incurred in connection with business acquisitions completed in the quarter.

During the quarter the Corporation completed the acquisition of Reeves Wireline Ltd. and the land drilling business of GlobalSanteFe for US $164.9 and US $316.5 respectively. The GlobalSanteFe acquisition added a drilling operation complete with experienced people, 31 well-maintained rigs and operating contracts in five countries, transforming Precision into the third largest player in the international market. Reeves' unique Compact(TM) wireline technology will allow Technology Services to service a broader market, particularly in the more mature oilfields throughout the world.

To finance these acquisitions, the Corporation completed in May a public offering of US $300 million, 5.625% Notes due in 2014 and in July a public offering of 4,000,000 common shares for gross proceeds of approximately US $200 million. In conjunction with the Notes offering the Corporation sought and received a rating of Baa2 (positive outlook) from Moody's to complement its Standard & Poors rating of BBB+ (stable outlook) and its Dominion Bond Rating Service rating of BBB (stable trend). With these transactions Precision maintains its strong balance sheet allowing the continuance of our internal growth initiatives and the exploration of acquisition opportunities as they arise.

Contract Drilling revenue increased by 31 % in the second quarter compared to the same period last year while operating earnings increased by 114%. The increase in operating earnings as a percentage of revenue was driven primarily by year over year drilling and service rig rate increases in the Canadian market. Operating efficiency initiatives undertaken in the service rig operation have also lead to cost savings. International drilling operations saw activity increase with two rigs being added in Mexico, increased activity in Venezuela, and with the acquisition of 31 rigs.

The Canadian Drilling rig fleet achieved 5,297 operating days for a 26% utilization rate in the quarter compared to 5,605 operating days and a 27% utilization rate in the comparable quarter of the prior year. Activity was slowed by wet weather which rendered ground conditions unsuitable for well site construction and equipment transportation.

Service rig hours increased by 3,968 or 5% in the second quarter of 2004 compared to the same quarter of 2003. The increased activity occurred in the northwestern portion of our operating area where customers were more willing to transport rigs to complete work to take advantage of sustained high crude oil and natural gas prices. This was offset somewhat by lower activity in the southeastern portion of our operating area as a result of wet weather conditions.

Technology Services revenue increased by 26% to $179.6 million from $142.7 million in the second quarter of 2003. The increase is attributable to improving activity levels in the US market, the commencement of new contracts in the Asia Pacific region, more wells being completed on the Burgos integrated services project and the acquisition of Reeves Wireline in May. These improvements were offset somewhat by reductions in Canada and the non-Burgos operations in Mexico.

Operating earnings, however, declined by $2.8 million in the second quarter compared to the same period in 2003. Activity levels in Canada were curtailed by wet weather conditions and the operation was unable to maintain winter pricing levels. This operation has significant fixed costs that can not be quickly adjusted downward when revenue expectations are not met and when operating capability must be maintained to meet the high demand for service that is expected to return when weather permits. The region also incurred higher repair and maintenance costs in anticipation of a speedier pick up in activity. Non-Burgos operations in Mexico also suffered in comparison to the prior year as contracts for Testing/CPD and Drilling Services came to an end.

Elsewhere, there were encouraging signs especially in Burgos, Asia/Pacific and United States where revenue and operating earnings grew, compared to the prior year.

Research and engineering expense rose year over year as increased resources have been put towards completing the design, testing and build out of the Rotary Steerable tools in various hole sizes. R&E associated with the Reeves acquisition is also reflected for the first time. Depreciation increased in line with the continued build out of the logging-while-drilling (LWD), measurement-while-drilling (MWD) and rotary steerable fleets.

Rental and Production revenue declined by $7.5 million or 12% in the second quarter compared to the second quarter of 2003. This decrease stemmed from the industrial plant maintenance business which experienced a slowing of activity with our Fort McMurray area oilsands customers who delayed or cancelled several projects. Activity in the rental operation was relatively consistent year over year with rental rates improving somewhat.

Certain statements contained in this press release, including statements which are related to drivers for improved earnings, customer requests for services and drilling activity and which may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                   JUNE 30,                          JUNE 30,
CDN $000's, EXCEPT PER SHARE AMOUNTS (UNAUDITED)              2004               2003              2004              2003
--------------------------------------------------------------------------------------------------------------------------
Revenue                                               $    418,691      $     345,641    $    1,083,856     $     933,611

Expenses:
    Operating                                              297,970            255,072           685,832           631,109
    General and administrative                              42,287             32,988            84,543            68,212
    Depreciation and amortization                           41,923             35,022            91,648            83,880
    Research and engineering                                12,374              8,746            24,188            17,645
    Foreign exchange                                        (5,298)               547            (4,986)              648
    ----------------------------------------------------------------------------------------------------------------------
                                                           389,256            332,375           881,225           801,494
--------------------------------------------------------------------------------------------------------------------------

Operating earnings                                          29,435             13,266           202,631           132,117

Interest                                                    10,706              8,943            18,894            18,212
Gain on disposal of investments                                (42)            (1,164)              (42)           (1,164)
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations before income
     taxes and non-controlling interest                     18,771              5,487           183,779           115,069
Income taxes:
     Current                                                19,954             11,543            56,847            34,111
     Future                                                (17,805)           (15,333)           2,015             (2,751)
    ----------------------------------------------------------------------------------------------------------------------
                                                             2,149             (3,790)           58,862            31,360
==========================================================================================================================

Earnings from continuing operations before
     non-controlling interest                               16,622              9,277           124,917            83,709
Non-controlling interest                                       429                280             1,286               566
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                         16,193              8,997           123,631            83,143
Discontinued operations, net of tax                           (198)              (375)           (7,117)            8,608
--------------------------------------------------------------------------------------------------------------------------

Net earnings                                                15,995              8,622           116,514            91,751

Retained earnings, beginning of period                     894,798            696,934           794,279           613,805
==========================================================================================================================

Retained earnings, end of period                      $    910,793      $     705,556     $     910,793     $     705,556
==========================================================================================================================

Earnings per share from continuing operations:
    Basic                                             $       0.29       $       0.17     $        2.22     $        1.53
    Diluted                                           $       0.29       $       0.16     $        2.19     $        1.51
==========================================================================================================================
Earnings per share:
    Basic                                             $       0.29       $       0.16     $        2.09     $        1.69
    Diluted                                           $       0.28       $       0.16     $        2.06     $        1.66
==========================================================================================================================

Common shares outstanding (000's)                           55,909             54,399            55,909            54,399
Weighted average shares outstanding (000's)                 55,871             54,325            55,677            54,243
Diluted shares outstanding (000's)                          56,549             55,203            56,429            55,174

CONSOLIDATED BALANCE SHEETS

                                                                                   JUNE 30,            December 31,
CDN $000's                                                                           2004                  2003
--------------------------------------------------------------------------------------------------------------------
                                                                                  (UNAUDITED)
ASSETS

Current assets:
    Cash                                                                      $         40,715      $         21,370
    Accounts receivable                                                                527,751               544,850
    Inventory                                                                          110,589                99,088
    Assets of discontinued operations                                                       --                21,150
    ----------------------------------------------------------------------------------------------------------------
                                                                                       679,055               686,458

Property, plant and equipment, net of accumulated depreciation                       1,930,803             1,588,250
Intangibles, net of accumulated amortization                                           158,161                65,262
Goodwill                                                                               771,639               527,443
Other assets                                                                            14,571                 8,932
Assets of discontinued operations                                                           --                32,040
--------------------------------------------------------------------------------------------------------------------
                                                                              $      3,554,229      $      2,908,385
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                         $         71,795      $        147,909
    Accounts payable and accrued liabilities                                           269,322               260,545
    Income taxes payable                                                                23,209                 7,373
    Current portion of long-term debt                                                   13,553                17,158
    Liabilities of discontinued operations                                                  --                 5,212
    ----------------------------------------------------------------------------------------------------------------
                                                                                       377,879               438,197

Long-term debt                                                                         905,181               399,422
Future income taxes                                                                    354,112               320,599
Future income taxes of discontinued operations                                              --                 1,107
Non-controlling interest                                                                13,303                 3,771

Shareholders' equity:
    Cumulative translation adjustment                                                    1,231                     -
    Contributed surplus                                                                 17,260                14,266
    Share capital                                                                      974,470               936,744
    Retained earnings                                                                  910,793               794,279
    ----------------------------------------------------------------------------------------------------------------
                                                                                     1,903,754             1,745,385
====================================================================================================================
                                                                              $      3,554,229      $      2,908,385
====================================================================================================================

Common shares outstanding (000's)                                                       55,909                54,846
Common share purchase options outstanding (000's)                                        2,408                 3,393

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                 THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                      JUNE 30,                            JUNE 30,

CDN $000's (UNAUDITED)                                         2004              2003              2004              2003
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations               $     16,193     $       8,997      $    123,631     $      83,143
     Items not affecting cash:
          Stock-based compensation                            1,898             2,254             3,949             3,926
          Depreciation and amortization                      41,923            35,022            91,648            83,880
      Gain on disposal of investments                           (42)           (1,164)             (42)            (1,164)
      Future income taxes                                   (17,805)          (15,333)            2,015            (2,751)
      Non-controlling interest                                  429               280             1,286               566
      Amortization of deferred financing costs                  360               322               680               644
      Unrealized foreign exchange loss (gain) on
           long-term monetary items                          (3,514)           (8,267)           (3,229)          (13,731)
      --------------------------------------------------------------------------------------------------------------------

     Funds provided by continuing operations                 39,442            22,111           219,938           154,513

     Changes in non-cash working capital balances           162,697           146,236            51,459            (3,477)
==========================================================================================================================
                                                            202,139           168,347           271,397           151,036

     Funds provided by (used in) discontinued
         operations                                            (695)           (1,821)           (4,593)           (4,051)
     Changes in non-cash working capital balances of
         discontinued operations                             (5,473)            3,831             3,119             3,560
--------------------------------------------------------------------------------------------------------------------------
                                                             (6,168)            2,010            (1,474)             (491)

Investments:
    Business acquisitions                                  (658,212)               --          (658,842)           (6,800)
    Purchase of property, plant and equipment               (55,253)          (91,657)         (108,981)         (168,389)
    Proceeds on sale of property, plant and                   6,533             6,909            11,246            11,146
      equipment
    Proceeds on disposal of investments                          48             7,620                48             7,620
    Proceeds on disposal of discontinued operations          15,000             6,914            40,746            67,274
    Investments                                              (1,340)             (115)           (1,340)             (874)
    ----------------------------------------------------------------------------------------------------------------------
                                                           (693,224)          (70,329)         (717,123)          (90,023)

Financing:
    Increase in long-term debt                              520,873                --           522,136            44,960
    Repayment of long-term debt                              (6,898)         (135,731)          (11,263)         (141,171)
    Deferred financing costs on long-term debt               (4,985)               --            (4,985)               --
    Issuance of common shares on exercise of options          6,236             3,940            36,771            10,149
    Change in bank indebtedness                               2,533            16,023           (76,114)           19,182
    ----------------------------------------------------------------------------------------------------------------------
                                                            517,759          (115,768)          466,545           (66,880)

==========================================================================================================================
Increase (decrease) in cash                                  20,506           (15,740)           19,345            (6,358)
Cash, beginning of period                                    20,209            26,697            21,370            17,315
==========================================================================================================================

Cash, end of period                                    $     40,715     $      10,957      $     40,715     $      10,957
==========================================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED JUNE 30, 2004           Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------
Revenue                               $     182,739  $       179,604  $       56,348  $            --  $     418,691
Operating earnings                           41,319         (13,189)           9,613           (8,308)        29,435
Research and engineering                         --           12,374              --               --         12,374
Depreciation and amortization                14,734           22,733           3,271            1,185         41,923
Total assets                              1,774,647        1,515,784         177,471           86,327      3,554,229
Goodwill                                    387,265          355,772          28,702               --        771,739
Capital expenditures*                        22,334           23,714           3,020            6,185         55,253
---------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED JUNE 30, 2003           Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------

Revenue                               $     139,082  $       142,727  $       63,832  $            --  $     345,641
Operating earnings                           19,298         (10,430)          14,190           (9,792)        13,266
Research and engineering                         --            8,746              --               --          8,746
Depreciation and amortization                12,660           18,193           2,973            1,196         35,022
Total assets                              1,274,722        1,225,377         178,104           60,880      2,739,083
Goodwill                                    257,531          241,340          28,572               --        527,443
Capital expenditures                         21,698           61,180           3,345            5,434         91,657
---------------------------------------------------------------------------------------------------------------------


SIX MONTHS ENDED JUNE 30, 2004 (1)         Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------

Revenue                               $     569,990  $       406,818  $      107,048  $            --  $   1,083,856
Operating earnings                          189,927           16,604          19,354          (23,254)       202,631
Research and engineering                         --           24,188              --               --         24,188
Depreciation and amortization                39,091           43,388           6,573            2,596         91,648
Total assets                              1,774,647        1,515,784         177,471           86,327      3,554,229
Goodwill                                    387,265          355,772          28,702               --        771,739
Capital expenditures*                        39,535           49,437           9,465           10,524        108,981
---------------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2003             Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------

Revenue                               $     474,394  $       345,764  $      113,453  $            --  $     933,611
Operating earnings                          123,823            2,668          22,461          (16,835)       132,117
Research and engineering                         --           17,645              --               --         17,645
Depreciation and amortization                38,273           36,946           6,292            2,369         83,880
Total assets                              1,274,722        1,225,377         178,104           60,880      2,739,083
Goodwill                                    257,531          241,340          28,572               --        527,443
Capital expenditures*                        29,996          121,208           7,194            9,991        168,389
---------------------------------------------------------------------------------------------------------------------

*EXCLUDES BUSINESS ACQUISITIONS

(1) CERTAIN EXPENSES HAVE BEEN RECLASSIFIED FROM GENERAL AND ADMINISTRATIVE EXPENSES TO BE MORE APPROPRIATELY INCLUDED IN RESEARCH AND ENGINEERING.

CANADIAN DRILLING OPERATING STATISTICS

                                                                  FOR THE SIX MONTHS ENDED JUNE 30,
                                                                2004                              2003
                                                ---------------------------------- -----------------------------------
                                                                           Market                              Market
                                                 Precision   Industry*    Share %   Precision    Industry*    Share %

                                                ---------------------------------- -----------------------------------
Number of drilling rigs                                225         683       32.9         226          651       34.7
Number of operating days (spud to release)          20,065      63,735       31.5      20,246       59,815       33.8
Wells drilled                                        3,530       9,964       35.4       3,496        8,533       41.0
Average days per well                                  5.7         6.4                    5.8          7.0
Metres drilled (000's)                               3,799      10,882       34.9       3,643        9,272       39.3
Average metres/day                                     189         171                    180          155
Average metres/well                                  1,076       1,092                  1,042        1,087
Rig utilization rate (%)                              48.9        51.6                   49.6         51.0

* Excludes non-CAODC rigs.


A conference call to review the second quarter 2004 results has been scheduled for 12:00 noon MST on Thursday, July 29, 2004. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at WWW.PRECISIONDRILLING.COM by selecting Investor Relations.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.